Merger of Owl Rock Capital Group and Dyal Capital Partners December 2020 Blue Owl Overview Filed by Neuberger Berman Group LLC Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Altimar Acquisition Corporation Commission File No.: 001-39653 Date: December 23, 2020

Important Information Unless otherwise indicated, the Report Date reference is 9/30/2020. Past performance is not a guide to future results and is not indicative of expected realized returns. Past credit, interest rate and market conditions may not recur, and differing conditions may result in differing results. Assets Under Management (“AUM”) is calculated as the sum of the total assets managed, undrawn debt (at the product-level including amounts subject to certain types of restrictions) and uncalled committed equity capital (including commitments to products that have yet to commence their investment periods). This presentation contains confidential and proprietary information regarding Owl Rock Capital Partners LP (“Owl Rock”), its affiliates and investment program, funds sponsored by Owl Rock (collectively the “Owl Rock Funds”) as well as investment held by the Owl Rocks Funds. This presentation and the information contained in this presentation may not be reproduced or distributed to persons other than the recipient or its advisors, to the extent they are bound by a duty of confidentiality. The views expressed and, except as otherwise indicated, the information provided are as of the report date and are subject to change, update, revision, verification and amendment, materially or otherwise, without notice, as market or other conditions change. Since these conditions can change frequently, there can be no assurance that the trends described herein will continue or that any forecasts are accurate. In addition, certain of the statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on the current views and assumptions of Owl Rock and involve known and unknown risks and uncertainties (including those discussed below) that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These statements may be forward-looking by reason of context or identified by words such as “may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue” and other similar expressions. Neither Owl Rock, its affiliates, nor any of Owl Rock’s or its affiliates' respective advisers, members, directors, officers, partners, agents, representatives or employees or any other person (collectively the “Owl Rock Entities”) is under any obligation to update or keep current the information contained in this document. This document is for discussion purposes only. It contains key terms relating to a potential future offer of shares in one or more proposed funds. It does not contain complete information about the proposed fund(s), which is yet to be established or may potentially not be established. The information in this document is subject to amendment and/or completion. Neither the provision of this document, nor the information contained in it, shall constitute an offer or a solicitation to buy shares of any fund to any person in any jurisdiction. Persons that may be interested in a potential investment must receive and carefully review a final private placement memorandum, as well as complete a subscription document that contains additional information, representations and warranties, prior to investing. Owl Rock and its affiliates expressly disclaim any liability to the full extent permitted under applicable law arising from reliance by any person on the information contained in this document. This presentation contains information from third party sources which Owl Rock has not verified. No representation or warranty, express or implied, is given by or on behalf of the Owl Rock Entities as to the accuracy, fairness, correctness or completeness of the information or opinions contained in this presentation and no liability whatsoever (in negligence or otherwise) is accepted by the Owl Rock Entities for any loss howsoever arising, directly or indirectly, from any use of this presentation or its contents, or otherwise arising in connection therewith. Performance Information: Where performance returns have been included in this presentation, Owl Rock has included herein important information relating to the calculation of these returns as well as other pertinent performance related definitions. All investments are subject to risk, including the loss of the principal amount invested. These risks may include limited operating history, uncertain distributions, inconsistent valuation of the portfolio, changing interest rates, leveraging of assets, reliance on the investment advisor, potential conflicts of interest, payment of substantial fees to the investment advisor and the dealer manager, potential illiquidity and liquidation at more or less than the original amount invested. Diversification will not guarantee profitability or protection against loss. Performance may be volatile, and the NAV may fluctuate. This presentation is for informational purposes only and is not an offer or a solicitation to sell or subscribe for any fund and does not constitute investment,  legal, regulatory, business, tax, financial, accounting or other advice or a recommendation regarding any securities of Owl Rock, of any fund or vehicle managed by Owl Rock, or of any other issuer of securities. Only a definitive offering document can make such an offer  Additional Information and Where to Find It In connection with this Transaction which will result in the change in control of the registered investment advisers (the “Owl Rock Advisers”) to each of Owl Rock’s managed business development companies (the “Owl Rock BDCs), the applicable Owl Rock BDCs intend to file proxy statements in preliminary and definitive form with the Securities and Exchange Commission (the “SEC”) that will contain important information about the proposed transaction and related matters, and deliver a copy of the proxy statement to its shareholders. INVESTORS OF THE OWL ROCK BDCs ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors may obtain a free copy of these materials when they are available and other documents filed by the Owl Rock BDCs with the SEC at the SEC’s website at www.sec.gov or at Owl Rock’s website at www.owlrock.com or [www.owlrock.com/proxy/] or, for Owl Rock Capital Corporation, at www.owlrockcapitalcorporation.com. Investors and security holders may also obtain free copies of the proxy statement and other documents filed with the SEC from the Owl Rock BDCs by contacting Investor Relations at (212) 651-4705. This communication is being made in respect of the Transaction involving Altimar and Blue Owl. Altimar intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement and a prospectus of Altimar, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to the stockholders of Altimar, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Altimar are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Transaction. The documents filed by Altimar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Altimar may be obtained free of charge from Altimar at www.altimarspac.com. Alternatively, these documents, when available, can be obtained free of charge from Altimar upon written request to Altimar Acquisition Corp., 40 West 57th Street, New York, New York 10019, Attn: Secretary, or by calling 212-287-6767. Participants in the Solicitation The applicable Owl Rock BDCs and their directors, executive officers, employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of the applicable Owl Rock BDCs’ common stock in respect of the change in control Transaction. For information regarding the Owl Rock BDCs’ directors and executive officers, please see: Owl Rock Capital Corporation’s definitive proxy statement filed with the SEC on April 17, 2020, in connection with its 2020 annual meeting of shareholders; Owl Rock Capital Corporation II’s definitive proxy statement filed with the SEC on April 17, 2020, in connection with its 2020 annual meeting of shareholders; Owl Rock Technology Finance Corp.’s definitive proxy statement filed with the SEC on April 17, 2020, in connection with its 2020 annual meeting of shareholders; and Owl Rock Capital Corporation III’s registration statement on Form 10 filed with the SEC on July 17, 2020. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available. Altimar and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Altimar, in favor of the approval of the business combination. For information regarding Altimar’s directors and executive officers, please see Altimar’s final prospectus related to its initial public offering filed with the SEC on October 23, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. Forward-Looking Statements Certain statements made in this press release, and oral statements made from time to time by representatives of Owl Rock, Dyal and Neuberger Berman are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements regarding the potential combination and expectations regarding the combined business are forward-looking statements. In addition, words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. In addition to factors previously disclosed in Altimar’s reports filed with the SEC, including its registration statement on Form S-1 filed in connection with its initial public offering, and those identified elsewhere in this communication, important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (i) the inability of the parties to enter into a definitive agreement with respect to the potential combination or to complete the contemplated transactions; (ii) matters discovered by any of the parties as they complete their respective due diligence investigation of the other parties; (iii) the risk that requisite regulatory, corporate and other approvals and consents for the potential transaction are not obtained or are delayed; (iv) the inability to recognize the anticipated benefits of the proposed combination; (v) delays in signing or closing a transaction; (vi) difficulties, delays or unanticipated costs in integrating the operations or personnel of Owl Rock and Dyal; (vii) unexpected costs resulting from the transaction; (viii) changes in general economic conditions, including as a result of the COVID-19 pandemic and (ix) regulatory conditions and developments. Forward-looking statements speak only as of the date they are made, and none of Owl Rock, Dyal or Neuberger Berman undertakes any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Altimar has filed or will file from time to time with the SEC. Copyright© Owl Rock Capital Partners LP 2020. All rights reserved. This presentation is proprietary and may not to be reproduced, transferred or distributed in any form without prior written permission from Owl Rock. It is delivered on an “as is” basis without warranty or liability. By accepting the information, you agree to abide by all applicable copyright and other laws, as well as any additional copyright notices or restrictions contained in the information.

Transaction Summary

Transaction & Blue Owl Governance Summary Key transaction terms Owl Rock Capital Group (“Owl Rock”) and Dyal Capital Partners (“Dyal”) have signed a definitive agreement to combine The combined business will be the surviving entity in a merger with a special purpose acquisition corporation (a “SPAC”), Altimar Acquisition Corp. The SPAC will raise additional equity through a private placement, representing total cumulative cash proceeds to the SPAC of approximately $1.8 billion Cash proceeds from the transaction will be used to: Provide partial liquidity to Neuberger Berman, Dyal’s parent company, and certain third-party Owl Rock investors, Fund general corporate purposes, and Pay fees and expenses related to the transaction Blue Owl equity holders will retain pro forma economic ownership of 85% Founders / management to retain their existing ownership interests 4 Owl Rock and 3 Dyal principals will directly or indirectly hold high-vote shares, representing 90% of the votes in the combined entity Note:(1) Pro forma economic ownership at close assumes illustrative price of $10.00 per share (2) Assumes 33.3% of sponsor shares forfeited upon closing (3) Based on estimated ownership split in Dyal prior to transaction of 80% / 20% for Neuberger Berman / Dyal Management, respectively Pro forma economic ownership at close(1) (2) (3) Independent Directors 3 Owl Rock-Appointed Directors 3 Dyal-Appointed Directors 2 Neuberger Berman-Appointed Director 1 Initial Blue Owl board composition

Implications for Owl Rock BDCs

Implications for Owl Rock BDCs The closing of the merger will result in a deemed change in control of the adviser(s) to Owl Rock’s managed BDCs (the “Owl Rock BDCs”) As a result, shareholders of the Owl Rock BDCs, as applicable, will be asked to approve an amended and restated investment advisory agreement All material terms will remain unchanged from the Owl Rock BDCs’ current investment advisory agreements Investor Proxy Timeline Owl rock Managed BDC Impact No Change to the Investment Team Team No Change to the Investment Process Process No change to the Investment Committee BDC IC No change to Investment Terms Terms Merger Announcement: December 23, 2020 1 Proxy Voting Starts: January 2021 2 Transaction Closes: First Half 2021 4 Shareholder Meeting: March 2021 (expected) 3

Blue Owl Platform Highlights

Strategic Benefits of Blue Owl:
A Leading Provider of GP Solutions

Blue Owl

Direct Lending Platform
AUM: $23.7bn

- Founded in 2016 by Doug Ostrover, Marc Lipschultz and Craig Packer
- $19.7bn in permanent capital
- Provides lending solutions to leading private market sponsors

GP Capital Solutions
AUM: $23.3bn

- Founded in 2010 by Michael Rees
- $23.3bn in permanent capital
- Provides minority stake equity and financing solutions to leading private market sponsors

Differentiated Retail and Institutional Distribution Platform

STRATEGIC RATIONALE

- ✓ Enhanced origination opportunities for Direct Lending business through ownership relationships in GP Capital Solutions business
- ✓ Enhanced origination opportunities for GP Capital Solutions business through larger origination network and in-depth firm insights from Direct Lending business
- ✓ Superior new product development through combined skills, experience and knowledge
- ✓ Significant opportunity to expand and diversify the investor base across all products due to limited overlap of current product investors

Note: **Past performance not a guarantee of future results.** Metrics based on Owl Rock AUM as of 9/30/20 and Dyal AUM as of 11/30/20;

8

Blue Owl will be a Preeminent Provider of Private Market GP Solutions

✓ Deep relationships facilitate a differentiated ecosystem to deliver GP solutions

BROAD RANGE OF CAPITAL SOLUTION STRATEGIES & EXTENSIVE NETWORK OF RELATIONSHIPS

Portfolio Companies			Fund Solutions			GP Solutions	
Diversified Lending	First Lien Lending	Technology Lending	Opportunistic Lending	Co-Investments	Secondary Solutions	GP Lending	GP Stakes
AUM: *$15.2bn*	AUM: *$2.9bn*	AUM: *$4.5bn*	AUM: *$1.0bn*	*To launch*	*To launch*	AUM: *$1.0bn*	AUM: *$22.3bn*

- Advent International Global Private Equity
- Altamont Capital Partners
- American Securities
- Aquiline Capital Partners
- Arcmont Asset Management
- Audux Group
- Bain Capital Private Equity
- Berkshire Partners
- Bridgepoint Advisers
- Cerberus Capital Management
- Clayton, Dubilier & Rice
- Clearlake Capital Group
- Cross Harbor Capital Partners
- Francisco Partners
- Genstar Capital
- Golden Gate Capital
- Goldman Sachs
- GTCR Private Equity
- HG Capital
- HGGC
- HLG Capital
- I Squared Capital
- KKR & Co
- Kohlberg & Company
- KPS Capital Partners
- L Catterton
- MSD Capital
- New Mountain Capital
- Odyssey Investment Partners
- ONEX Corporation
- Platinum Equity
- Providence Equity Partners
- RXR Realty
- Silver Lake Partners
- SoftBank
- Starwood Capital Group
- Summit Partners
- TA Associates
- Thoma Bravo
- Towerbrook Capital Partners
- TPG Capital
- TSG Consumer Partners
- Vector Capital
- Veritas Capital
- Vista Equity Partners
- Warburg Pincus

Note: **Past performance not a guarantee of future results.** Metrics based on Owl Rock AUM as of 9/30/20 and Dyal AUM as of 11/30/20;

9

Senior Leadership Doug Ostrover CEO Co-Founder and CEO of Owl Rock Capital Partners and a member of each Direct Lending Fund’s Investment Committee Co-CIO of each Owl Rock Adviser Prior to founding Owl Rock, was one of the founders of GSO Capital Partners and a Senior Managing Director at Blackstone 25+ years of experience Marc Lipschultz Co-President Co-Founder and President of Owl Rock Capital Partners and a member of each Direct Lending Fund’s Investment Committee Co-CIO of each Owl Rock Adviser Prior to founding Owl Rock, spent more than two decades at KKR, serving on the firm’s Management Committee and as the Global Head of Energy and Infrastructure 25+ years of experience Michael Rees Co-President Managing Director and Head of Dyal Capital Partners and a member of Neuberger Berman’s Partnership Committee Prior to founding Dyal, was a founding employee and shareholder of Neuberger Berman Group and the first Chief Operating Officer of the NB Alternatives business 20+ years of experience Alan Kirshenbaum CFO COO & CFO of Owl Rock Capital Partners, ORCC, ORTF and each of the Owl Rock Advisers, as well as the COO of ORCC III Prior to Owl Rock, was the CFO of TPG Specialty Lending, Inc. 25+ years of experience

Business Overviews

Direct Lending | Key Highlights Blue Owl will be one of the leading direct lending platforms managed by a seasoned executive team Scale Robust proprietary deal flow driven by an extensive network of sponsors Significant backing from highly sophisticated investors Deep bench of experienced investment professionals $23.7bn Assets Under Management Track Record Demonstrated ability to source proprietary investment opportunities with $24bn in originations Strong credit performance across the platform with below market payment defaults Successfully listed Owl Rock Capital Corporation (“ORCC”) on NYSE(1) 11.8% IRR on Realized Investments Since Inception Alignment Not affiliated with a controlling equity sponsor Entire investment team is focused on direct lending Relationship-oriented approach at all levels $465m+ Owl Rock Executive and Employee Capital Commitments(2) Experience Founders: Douglas Ostrover, Marc Lipschultz and Craig Packer Senior executive roles at GSO / Blackstone, KKR and Goldman Sachs Extensive experience building and managing investment businesses 25+ Each of Co-Founder’s Years of Experience Note:As of 9/30/20; Owl Rock Direct Lending Funds. Past performance is not a guarantee of future results. Internal Rate of Return (“IRR”) only reflects fully realized investments for Owl Rock’s diversified lending, first lien and technology lending strategies and would be different (and potentially higher or lower) if the IRR on unrealized investments were factored into the calculations. In addition, as the IRR shown only represents the IRR on investments, it does not include the impact of management and incentive fees or fund level expenses, including taxes, which would be borne by Owl Rock funds or their shareholders. As such an actual investor in the Owl Rock Funds would have achieved an IRR on its realized investments lower than the one shown (1) Listed on 7/17/19 (2) Includes capital commitments that have not yet been made to existing funds and funds that have not yet launched and may not launch.

Direct Lending | Platform Breakdown

✓ Complementary verticals that leverage existing origination and underwriting functions

	$23.7bn Assets Under Management			
	Diversified Lending	**First Lien Lending**	**Technology Lending**	**Opportunistic Lending**
Funds	ORCC, ORCC II, ORCC III, ORDL, ORCIC	First Lien Fund, Managed Accounts	Tech. Finance Corp.	Opportunistic Fund, Managed Accounts
Assets Under Management	$15.2 billion(1)	$2.9 billion	$4.5 billion	$1.0 billion
Structure(s)	Public, Private, and non-traded BDCs, Limited Partnership	Limited Partnership, Managed Accounts	Private BDC	Limited Partnership, Managed Accounts
Commencement of Strategy	ORCC / ORCC II: 2016 / 2017 ORCC III / ORDL 2020: 2020 ORCIC: 2021	2018	2018	2020
Equity Raised	ORCC: $5.9 billion ORCC II: $1.2 billion ORCC III: $1.2 billion(1)	$1.6 billion	$3.0 billion	$1.0 billion
Focus	• Private equity sponsored companies and other corporate situations • Directly originated senior secured, floating rate loans (first lien, second lien, unitranche)	• Private equity sponsored companies and other corporate situations • Directly originated senior secured, floating rate first lien loans	• Private equity and late stage venture capital sponsored companies and other corporate situations • Directly originated debt and equity investments in U.S. companies in the technology sector	• Private equity sponsored companies and other corporate situations • Directly originated debt and equity investments in U.S. companies facing challenges

Note: As of 9/30/20. **Past performance is not a guarantee of future results**
(1) Represents the total capital commitments provided by investors, the total accepted by ORCC III is a lower amount

13

GP Capital Solutions | Key Highlights Blue Owl will be a leading provider of capital solutions to private markets managers Long-Term Partner Permanent capital enables formation of stable, value-added partnerships 34-person Business Services Platform team collaborates with partner managers to achieve their unique business goals by offering a range of advisory services and capital strategies to support growth 100% Permanent Capital Note:(1) As of 11/30/20; Dyal Funds. Past performance is not a guarantee of future results Includes closed commitments of $1.4bn from Fund V as of November 2020 Size & Scale Strong and extensive relationships across the alternative asset management ecosystem Large base of stable capital facilitates partnership with leading alternative managers Recognized as a market leader in the GP-stake universe $23.3bn Assets Under Management(1) Experience Founder: Michael Rees Average 18 years of experience across senior management team Completed 57 equity and debt transactions across 49 managers 10+ Years of Team Experience Executing Minority Partnership Strategy

GP Capital Solutions | Platform Breakdown

✓ Complementary strategies providing a range of solutions to capital-constrained ecosystems

	EXISTING STRATEGIES		NEWLY LAUNCHED STRATEGIES	
	ALTERNATIVE MANAGER GP STAKES	PRIVATE EQUITY GP FINANCING	CO-INVESTMENTS & STRUCTURED EQUITY	PROFESSIONAL SPORTS MINORITY STAKES
FUNDS	Funds I-V	Financing Fund (DFF)	Strategic Capital	HomeCourt Partners
MANDATE	Funds I-II: Primarily hedge fund minority stakes Funds III-V: Primarily private equity minority stakes	Long-term financing to private alternative asset managers	Minority equity investments in portfolio companies of private equity partners	NBA franchise minority equity stakes
STRUCTURE	Closed-End Permanent Capital Fund	Open-Ended Permanent Capital Fund	Open-Ended Permanent Capital Fund	Open-Ended Permanent Capital Fund
COMMITTED CAPITAL / INITIAL INVESTMENT CAPACITY	$19.2bn(1)	Expected Initial Investment Capacity of $3.0bn	Expected Initial Investment Capacity of $3.0bn	Expected Initial Investment Capacity of $2.0bn
COMMENCEMENT OF STRATEGY	2010	2019		
# OF PARTNERSHIPS	49	3		

Note: **Past performance is not a guarantee of future results.**
Strategic Capital and HomeCourt Partners are expected new strategies of the Dyal business. There can be no assurance that such strategies will launch as expected
(1) Includes closed commitments from Fund V of $1.4bn as of November 2020; excludes co-investments

15